Exhibit 99.1

Ozon Announces First Quarter Results and Raises GMV Guidance for Full-Year 2021 to 100% Year-on-Year

May 18, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “OZON” or the “Company” or the “Group”), a leading Russian e-commerce platform, announces its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Results Highlights

•	Number of orders increased to 34.1 million growing by 161% year-on-year, compared to 13.1 million orders delivered in Q1 2020.

•	GMV incl. services increased to RUB 74.2 billion, with growth reaching 135% year-on-year, compared to RUB 31.6 billion in Q1 2020.

•	Share of Marketplace reached 58.4% as percentage of GMV incl. services, compared to 32.6% in Q1 2020.

•

Adjusted EBITDA was negative RUB 4.9 billion, which is comparable to negative RUB 4.5 billion in Q1 2020, with Adjusted EBITDA as percentage of GMV incl. services improving to negative 6.5% from negative 14.2% in Q1 2020.

•

Cash flow from operating activities was negative RUB 12.1 billion, compared to negative RUB 2.4 billion in Q1 2020, driven by the seasonal cash outflow on the back of trade payables due in Q1, following the strongest Q4 2020 trading in Company’s history.

Alexander Shulgin, Chief Executive Officer of Ozon commented: “We had a fantastic start to the year, with 135% GMV growth in Q1, marking the sixth quarter in row with GMV growth exceeding 100%. We are encouraged by our progress year to date, and raised our GMV growth outlook for the full year to 100% growth year-on-year. Ozon marketplace remains the core growth engine for the Group, and continues to scale fast, boosted by rapidly increasing number of merchants joining the platform and 16 million active customers regularly shopping at Ozon. In April we announced the Oney Bank acquisition, marking a new milestone in the development of our financial services vertical. The deal will help Ozon to expand the range and improve quality of the B2B and B2C products offered to our merchants and customers. Finally, Ozon is expanding in CIS with planned operations launch in Belarus.”

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of the key operating and financial data for the three months ended March 31, 2021. The quarterly information for the three months ended March 31, 2021 and 2020 has not been audited by the Company’s auditors.

(RUB in millions, unless indicated otherwise)	For the three months ended March 31,
	2021	2020	YoY change, %
GMV incl. services	74,208	31,643	135%
Number of orders, million	34.1	13.1	161%
Number of active buyers, million	16.0	9.0	77%
Share of Marketplace GMV, %	58.4%	32.6%	25.8pp
Gross profit	11,587	4,683	147%
Gross profit as % of GMV	15.6%	14.8%	0.8pp
Adjusted EBITDA	(4,855)	(4,486)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(6.5%)	(14.2%)	7.7pp
Cash Flow from Operating Activities	(12,118)	(2,410)	—
Free Cash Flow	(14,753)	(3,991)	—

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Financial Outlook

The below forward-looking statements reflect Ozon’s expectations as of May 18, 2021, taking into account trends year to date and could be subject to change, and involve inherent risks which we are not able to control, for example the overall impact of the coronavirus pandemic and any ongoing or new potential disruptions caused by COVID-19. The below forecasts assume no further escalation of the COVID-19 pandemic.

•	Ozon raises growth guidance for the Company’s GMV incl. services to 100% for Full-Year 2021, compared to Full-Year 2020.

•	Ozon reiterates capital expenditure plans of between RUB 20 billion to RUB 25 billion for the Full-Year 2021.

Key Business Developments

Ozon Marketplace

In Q1 2021 Share of Marketplace as percentage of GMV reached 58.4%, almost doubling from 32.6% in Q1 2020, as a result of the rising order frequencies, the rapid growth in the number of active customers which reached 16 million, and assortment expansion. In addition, the growth was augmented by the merchant base quadrupling year-on-year, on the back of continuous improvement in the level and quality of service offered to the sellers, including fulfillment and logistics, business analytics tools, and access to a large customer base, further supported by effective adjustment in commission rates during Q1 2021.

Buyers

Ozon experienced extensive growth in the number of active customers as well as significant increase in the frequency of orders. The Company believes these trends were driven by improvement in speed and reliability of delivery, and significantly greater choice due to much wider assortment.

•	Number of active buyers on Ozon’s platform increased by 77% year-on-year to 16.0 million as of March 31, 2021, compared to 9.0 million as of March 31, 2020.

•	Annual order frequency of Ozon’s buyers increased by 33% to 5.9 in Q1 2021, compared to 4.5 in Q1 2020.

Assortment

•	Assortment increased nearly 2.5x year-on-year and reached 19 million SKUs, driven by substantial growth in seller base and more frictionless content creation process.

Sellers

Strong growth in seller base continued in Q1 2021, with the number of active sellers nearly quadrupling year-on-year compared to Q1 2020.

•	The launch of fulfillment and sorting facilities in the regions located closer to the regional seller base led to greater traction with the regional sellers.

•

Following adjustment to the commission structure in February 2021 and improvement in the breadth and quality of services offered by Ozon to its merchants, the number of sellers onboarded onto Ozon marketplace has been growing rapidly.

Product Development

During Q1 2021 Ozon continued to roll out new product initiatives for its merchants and its multi-million customer base.

•

In March 2021 Ozon marketplace expanded its offering to the sellers with a new Storefront model, which enables sellers to facilitate deliveries to customers independently while using the marketplace as a digital storefront.

Fulfillment & Logistics

Ozon operates one of the largest and widespread network of fulfillment centers and diversified last mile logistics infrastructure in Russia allowing for faster and more reliable delivery, evidenced by all-time high 98% On-Time ratio in Q1 2021.

Fulfillment:

•

In Q1 2021 Ozon launched a fulfillment center in Yekaterinburg and the overall footprint as of March 2021 reached 250,000 square meters in Moscow, Moscow region, Tver, Saint-Petersburg, Kazan, Rostov-on-Don, Yekaterinburg, and Novosibirsk.

Logistics:

•	In Q1 2021 Ozon continued to actively expand its last-mile network, by leveraging its pick-up points franchising model.

•	As of March 31, 2021, Ozon operated over 12,000 offline pick-up locations.

Third Party Logistics Services

•

Ozon launched logistics service solutions for third parties. As part of the new service, Ozon aims to partner with businesses across Russia planning to migrate online and provide reliable and convenient logistics solution. The provision of the services to the third parties creates a new revenue stream for Ozon and should allow Ozon to increase capacity utilization during the low season.

•

In Q1 2021, Ozon began delivering goods from the international online furniture and home goods store IKEA. Now IKEA products can be delivered via Ozon courier or collected at the Ozon pick-up point. The service is already available to the residents of Moscow and the Moscow region. It is planned to launch delivery for IKEA at Ozon pick-up points throughout the country.

Ozon New Initiatives & Verticals

Ozon Financial Services

Oney Bank and Banking License Acquisition

Ozon continues the development of its B2B and B2C payment and lending business streams. On April 12, 2021 Ozon entered into an agreement to acquire Oney Bank LLC from Ozon longtime partner Sovcombank. Ozon aimed to acquire an asset which the Company can integrate into its fintech business in a fast and efficient manner. The acquisition of Oney Bank will allow Ozon to obtain a banking license. This will offer the Company full flexibility to structure and launch financial service products for its customers and marketplace sellers in accordance with their desired specifications. The acquisition should allow to provide faster payment services at lower commissions.

B2C Initiatives

•	Number of Ozon card holders increased significantly in Q1 2021. The number of Ozon cards users exceeded 780,000 by the end of March 2021, of which almost half was issued in digital format.

•	Ozon card holders exhibit greater customer loyalty with 1.6x higher order frequency on average in 12-month period ended March 31, 2021, compared to the customers using other payment methods.

B2B Initiatives

•

Within the B2B financial services Ozon is focusing on lending solutions which enhance the retention of the existing merchants and attract more sellers to Ozon’s platform. The lending solutions are developed in partnership with a number of financial institutions in Russia such as Otkritie Financial Corporation, MTS Bank, Alfa Bank and a range of micro-credit organizations.

•

“Flexible payment plan” solution is a unique product structured with our partners which enables marketplace sellers to arrange a payment schedule that best fits their business needs, leading to greater loyalty and higher sales volumes, without significant impact on the working capital dynamics.

Ozon Express

•

During Q1 2021, Ozon Express continued to expand its operations, gain popularity thanks to a large and diverse assortment and expedient delivery. In March 2021, the average daily order volume more than doubled compared to December 2020 and number of orders for Q1 2021 was 10x higher compared to Q1 2020.

Ozon International Operations

OZON CIS Expansion

As part of Ozon CIS expansion strategy the Company aims to launch its own logistics and delivery channels in Belarus this year. Stanislav Kondratyev, Director of Logistics and Customer Service at Ozon commented: “Belarus is a strategically important market for Ozon. The Company has already formed a loyal audience in Belarus but we see significant growth potential. We aim to consistently improve the experience of our Belarusian clients. We also intend to help Belarusian manufacturers sell goods to the Russian audience of Ozon”.

COVID-19

In March 2020, the World Health Organization declared the COVID-19 virus a global pandemic. The COVID-19 outbreak continues to evolve globally and the full impact that the pandemic will have on the Group’s financial condition, liquidity, and future results of operations cannot be fully ascertained at this stage.

In 2020 the Russian Government implemented the restrictions such as social distancing, self-isolation and other quarantine measures from the end of March 2020 until June 2020. The lockdown in most regions of Russia was eased starting from June 2020. Nonetheless, strong GMV growth trends continued at Ozon, with strong customer and merchant engagement on the platform in 2H 2020. These trends continued in 2021 so far. In Q1 2021 GMV growth reached 135% year-on-year, with rising order frequencies and improved retention.

Ozon Operational and Financial Results

The following table sets forth a summary of key operating and financial data for the quarter and fiscal year ended March 31, 2021. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

(RUB in millions, unless indicated otherwise)	For the three months ended March 31,
	2021	2020	YoY change, %
GMV incl. services	74,208	31,643	135%
Number of orders, million	34.1	13.1	161%
Number of active buyers, million	16.0	9.0	77%
Share of Marketplace GMV, %	58.4%	32.6%	25.8pp
Gross profit	11,587	4,683	147%
Gross profit as % of GMV	15.6%	14.8%	0.8pp
Adjusted EBITDA	(4,855)	(4,486)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(6.5%)	(14.2%)	7.7pp
Cash Flow from Operating Activities	(12,118)	(2,410)	—
Free Cash Flow	(14,753)	(3,991)	—

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics GMV incl. services, Gross Profit, number of orders, number of active buyers, share of Marketplace GMV in “Other Key Operating Measures” section of this press release.

GMV incl. services reached RUB 74.2 billion with growth reaching 135% year-on-year in Q1 2021, which was driven by strong order growth of 161% year-on-year on the back of a 77% increase in the number of active buyers, and 33% higher annual order frequency on average in Q1 2021, compared to Q1 2020.

Revenue

Our revenue increased by 67% year-on-year to RUB 33,407 million in Q1 2021, compared to RUB 19,947 million in Q1 2020, on the back of 42% increase in sales of goods and 221% year-on-year growth in service revenue.

Revenue from sales of goods The increase in revenue from sales of goods in Q1 2021 relative to Q1 2020 was attributable to the growth in the number of active buyers to 16.0 million as of March 31, 2021, from 9.0 million as of March 31, 2020 and the increase in their annual order frequency by more than a third, with significant growth across all major product categories and regions.

(RUB in millions)	For the three months ended March 31,
	2021	2020	YoY change, %
Sales of goods	24,364	17,132	42%
Service revenue	9,043	2,815	221%
Marketplace commission	6,985	1,692	313%
Advertising revenue	1,360	587	132%
Delivery services	481	297	62%
Travel services	113	166	(31%)
Other revenue	104	73	41%
Total revenue	33,407	19,947	67%

Service revenue The 221% year-on-year growth is mainly driven by the increase in revenues from marketplace commission and advertising services. The increase in Ozon marketplace commission revenue can largely be attributed to the growth in the number and total value of orders processed through Ozon Marketplace and a significant increase in the number of active sellers on the platform.

Operating expenses

Company’s operating expenses increased by 60% year-on-year in Q1 2021 relative to Q1 2020, as a result of the fast expansion of Ozon operations. Operating expenses decreased as a percentage of GMV incl. services to 55% in Q1 2021 from 81% in Q1 2020 on the back of the growing scale, cost optimization initiatives and efficiency gains.

(RUB in millions)	For the three months ended March 31,
	2021	2020	YoY change, %
Cost of sales	21,820	15,264	43%
as % of GMV incl. services	29.4%	48.2%	(18.8pp)
Fulfillment and delivery	11,721	6,406	83%
as % of GMV incl. services	15.8%	20.2%	(4.4pp)
Sales and marketing	3,827	2,084	84%
as % of GMV incl. services	5.2%	6.6%	(1.4pp)
Technology and content	1,607	940	71%
as % of GMV incl. services	2.2%	3.0%	(0.8pp)
General and administrative	1,776	773	130%
as % of GMV incl. services	2.4%	2.4%	(0.0pp)
Total operating expenses	40,751	25,467	60%
as % of GMV incl. services	54.9%	80.5%	(25.6pp)

Cost of sales The 43% year-on-year increase in the cost of sales in Q1 2021 relative to Q1 2020 was broadly in line with the growth in sales of goods from our Direct Sales (1P) business.

Fulfillment and delivery The 83% year-on-year increase in the fulfillment and delivery costs in Q1 2021 was attributable to the higher number of orders processed through Ozon’s fulfillment and logistics infrastructure (34.1 million compared to 13.1 million in Q1 2020), across Russia.

Sales and marketing The 84% year-on-year increase in the sales and marketing expenses was driven by an increase in the digital and offline advertising. Our sales and marketing initiatives have been largely aimed at attracting customers to Ozon’s platform and partially contributed to 77% growth in active buyers.

Technology and content The 71% year-on-year increase in the technology and content was primarily driven by Ozon’s concerted effort to invest into IT talent acquisition, with a view to facilitate platform growth and product development.

General and administrative The 130% year-on-year increase in the general and administrative expenses in Q1 2021 can largely be attributed to higher employee expense, as part of accelerated talent acquisition.

Adjusted EBITDA

Adjusted EBITDA was negative RUB 4.9 billion, compared to negative RUB 4.5 billion in Q1 2020. Adjusted EBITDA as a percentage of GMV incl. services improved significantly to negative 6.5% in Q1 2021 from negative 14.2% in Q1 2020 due to economies of scale and efficiency gains in fulfillment and logistics, as well as greater operating leverage.

Interest expense

Ozon interest expense was RUB 914 million, compared to RUB 283 million in Q1 2020. The increase in expense can be primarily attributed to the increase in the outstanding borrowings to RUB 51,674 million as of March 31, 2021 and lease liabilities to RUB 17,458 million as of March 31, 2021.

Interest income was RUB 212 million, compared to RUB 34 million in Q1 2020, primarily due to greater deposits in Q1 2021. Short-term deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company, and earn interest at the respective short-term deposit rates.

Foreign currency exchange gain, net

Our foreign currency exchange gain was RUB 1,791 million, compared to a gain of RUB 58 million in Q1 2020, driven by U.S. dollar appreciation which resulted in a foreign exchange gain on the net U.S. dollar-denominated position.

Income tax benefit / (expense)

Our income tax expense was RUB 56 million, compared to benefit of RUB 7 million in Q1 2020 due to the effect of unrecognized deferred tax assets.

Loss for the period amounted to RUB 6,734 million in Q1 2021, compared to RUB 5,690 million in Q1 2020.

Shares Issued and Outstanding

The total number of shares issued and outstanding as of March 31, 2021 was 209,536,470 including 5,613,152 ordinary shares issuable upon the exercise of outstanding vested share-based awards under equity incentive plans.

Capital Expenditures in Q1 2021 amounted to RUB 1,955 million, compared to RUB 1,109 million in Q1 2020, which mainly includes payments for fulfillment equipment, computer equipment and other hardware.

Cash flow from operating activities was negative RUB 12,118 million, compared to negative RUB 2,410 million in Q1 2020, partly driven by an increase in payables in Q1 2021 following strong trading in Q4 2020. As a result of the seasonality typical for Ozon’s operations, payments for inventory sold in peak season during the fourth quarter occur in Q1, resulting in significant cash outflow.

Free cash flow was negative RUB 14,753 million, compared to negative RUB 3,991 million in Q1 2020.

Working Capital

The Company’s working capital is mainly comprised of trade and other payables and inventory. The accounts payable mainly include trade payables for the products purchased from suppliers and payables to the third-party sellers on Ozon Marketplace. As of March 31, 2021, accounts payable amounted to RUB 38,743 million.

The Company’s inventories mainly include merchandise held for resale and goods in transit, associated with our Direct (1P) Sales. As of March 31, 2021 Ozon recorded RUB 16,845 million of inventories.

Lease Liabilities and Commitments

The Company’s lease liabilities arise primarily from the long-term leases of fulfillment and sorting centers, office premises, pick-up points and vehicles. These lease liabilities are denominated in Russian Rubles and have the maturity periods ranging from two to ten years. The lease liabilities amounted to RUB 17,458 million as of March 31, 2021.

The Group entered into lease contracts for offices, fulfillment and sorting centers that have not yet commenced as of March 31, 2021. The lease terms are from 9 months to 9 years. The future lease payments for these lease contracts are RUB 720 million during 2021, RUB 5,782 million from 2022 to 2024, RUB 5,789 million from 2025 to 2027 and RUB 5,021 million thereafter.

Borrowings

Convertible bonds

In February 2021, the Company completed an offering of USD 750 million in aggregate principal amount of 1.875% senior unsecured convertible bonds due 2026 at par (the “Bonds”). The Bonds were offered in reliance on Regulation S under the Securities Act through a private placement only to institutional investors that are not U.S. persons, outside the United States.

Total proceeds from the Bonds amounted to 54,499 net of 988 issue costs. Interest is payable semi-annually in arrears in each year, with the first payment beginning on August 24, 2021. The Bonds are convertible into cash, ordinary shares of the Company, represented by the ADSs, or a combination of cash and the ADSs, at the Group’s discretion, based on the conversion price set at USD 86.6480.

Bank loans

In January 2021, the Group repaid all the bank loans outstanding as of December 31, 2020.

Cash and Cash Equivalents

In Q1 2021, Ozon received RUB 54,499 million in proceeds from convertible bonds placement. The Company had cash and cash equivalents of RUB 140,584 million as of March 31, 2021.

Subsequent Events

Acquisition of Oney Bank LLC

On April 12, 2021, the Company entered into a sale and purchase agreement to acquire 100% of the charter capital of Oney Bank LLC. On April 29, 2021, the transaction was approved by the Central Bank of Russia. On May 14, 2021, all conditions to the transaction were satisfied and the consideration was paid. The total cash consideration for the transaction was determined at closing based on the asset value of Oney Bank LLC as of the date recently preceding such closing and amounted to RUB 615 million. The purpose of the acquisition is to equip the Company with the necessary set of licenses to enhance the Company’s own financial services offering. The application for the registration of the ownership was submitted, with the title expected to pass before the end of the month.

The Ozon Employee Benefit Trust (“the Trust”)

In April 2021, the Company entered into a trust deed with a trustee for the efficient operation of the Company’s equity incentive plans (the “EIPs”). The Trust will hold ordinary shares or ADSs of the Company to be distributed under share-based awards granted to and exercisable by directors, officers and employees and deliver the shares or other securities exercisable under the EIPs to such participants upon exercise. The Company neither owns shares nor has voting rights in the Trust. However, the Company established the Trust and may appoint or substitute a trustee. Thus, the Company considered that it controls the Trust through a contractual arrangement. In April 2021, the Company issued 8,400,000 ordinary shares to the Trust and converted them to ADSs.

Inclusion in MSCI Russia

On May 11, 2021 the index provider MSCI announced that Ozon will be included in the MSCI Russia Index following a six-month review, effective as of close of business on May 27, 2021.

Share-based Compensation

In May 2021, the Company issued and allotted 290,417 ordinary shares upon exercise of 300,000 options under 2009 Stock Option Agreement.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call, including question-and-answer session, to discuss its financial results for the first quarter ending March 31, 2020 at 15.30 Moscow time / 13.30 London / 8.30 New York on Tuesday, May 18, 2021.

Live webcast can be accessed via https://edge.media-server.com/mmc/p/u93o6j7d

Company’s results presentation will be available at the Ozon Investor Relations website https://corp.ozon.com on May 18, 2021.

Replay

Following the call, a replay will be available on the Ozon Investor Relations website https://corp.ozon.com

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures to the most directly comparable IFRS measure.

This press release includes quarterly information for the three months ended March 31, 2021 and 2020. The quarterly information has not been audited or reviewed by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Consolidated Statement of Profit or Loss and Other Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2021	2020	YoY change, %
Revenue:
Sales of goods	24,364	17,132	42%
Service revenue	9,043	2,815	221%
Total revenue	33,407	19,947	67%
Operating expenses:
Cost of sales	(21,820)	(15,264)	—
Fulfillment and delivery	(11,721)	(6,406)	—
Sales and marketing	(3,827)	(2,084)	—
Technology and content	(1,607)	(940)	—
General and administrative	(1,776)	(773)	—
Total operating expenses	(40,751)	(25,467)	—
Operating loss	(7,344)	(5,520)
Loss on disposal of non-current assets	(5)	(2)	—
Interest expense	(914)	(283)	—
Interest income	212	34	524%
Loss on revaluation of conversion options	(479)	-	n/a
Share of profit of an associate	61	16	281%
Foreign currency exchange gain, net	1,791	58	2,988%
Total non-operating income / (expenses)	666	(177)	n/a
Loss before income tax	(6,678)	(5,697)	—
Income tax (expense) / benefit	(56)	7	n/a
Loss for the period	(6,734)	(5,690)	—

Ozon Holdings PLC

Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2021	2020
Cash flows from operating activities
Loss before income tax	(6,678)	(5,697)
Adjusted for:
Depreciation and amortization	1,739	957
Interest expense	914	283
Interest income	(212)	(34)
Loss from revaluation of conversion options	479	-
Foreign currency exchange gain, net	(1,791)	(58)
Write-downs and losses of inventories	(7)	134
Loss on disposal of non-current assets	5	2
Share of profit of an associate	(61)	(16)
Changes in allowances on accounts receivable and advances paid	1	130
Share-based compensation expense	750	77
Changes in working capital:
Inventories	(1,494)	695
Accounts receivable	725	361
Advances paid and other assets	(538)	(392)
Trade and other payables	(5,062)	261
Other liabilities and deferred income	479	1,167
Cash used in operations	(10,751)	(2,130)
Interest paid	(1,316)	(273)
Income tax paid	(51)	(7)
Net cash used in operating activities	(12,118)	(2,410)

Ozon Holdings PLC

Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31,
	2021	2020
Cash flows from investing activities
Purchase of property, plant and equipment	(1,914)	(1,099)
Purchase of intangible assets	(41)	(10)
Interest received	217	24
Dividends received from an associate	141	-
Net cash used in investing activities	(1,597)	(1,085)
Cash flows from financing activities
Convertible bonds issue proceeds	54,499	-
Convertible loans issue proceeds	-	6,037
Proceeds from borrowings	-	6,001
Repayment of borrowings	(6,122)	(294)
Payment of principal portion of lease liabilities	(680)	(472)
Net cash generated from financing activities	47,697	11,272
Net increase in cash and cash equivalents	33,982	7,777
Cash and cash equivalents at the beginning of the period	103,702	2,994
Effects of exchange rate changes on the balance of cash held in foreign currencies	2,900	79
Cash and cash equivalents at the end of the period	140,584	10,850

Ozon Holdings PLC

Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2021	December 31, 2020
Assets
Non-current assets
Property, plant and equipment	13,142	11,869
Right-of-use assets	16,236	14,579
Intangible assets	323	317
Investments in an associate	1,172	1,111
Deferred tax assets	20	44
Advances for non-current assets and security deposits	2,759	1,880
Total non-current assets	33,652	29,800
Current assets
Inventories	16,845	15,342
Accounts receivable	2,590	3,405
Prepaid income tax	24	14
VAT receivable	1,293	908
Advances and prepaid expenses	1,088	1,055
Other current assets	323	382
Cash and cash equivalents	140,584	103,702
Total current assets	162,747	124,808
Total assets	196,399	154,608
Equity and liabilities
Equity
Share capital	11	11
Share premium	133,443	133,439
Equity-settled employee benefits reserves	1,898	1,152
Other capital reserves	-	-
Accumulated losses	(62,079)	(55,345)
Total equity	73,273	79,257

Ozon Holdings PLC

Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2021	December 31, 2020
Non-current liabilities
Borrowings	50,140	2,323
Lease liabilities	13,711	12,267
Conversion options	7,437	-
Deferred tax liabilities	66	66
Deferred income	334	406
Other non-current liabilities	79	78
Total non-current liabilities	71,767	15,140
Current liabilities
Trade and other payables	38,743	42,545
Borrowings	1,534	7,125
Lease liabilities	3,747	3,223
Taxes payable	591	816
Accrued expenses	2,002	1,677
Customer advances and deferred revenue	4,742	4,825
Total current liabilities	51,359	60,211
Total liabilities	123,126	75,351
Total equity and liabilities	196,399	154,608

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow. We define:

•

Contribution Profit/(Loss) as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

•	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

•

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders and number of active buyers. We define:

•

GMV incl. services as the total value of orders processed through our platform, as well as revenue from services to our buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through our Ozon.travel operating segment.

•	Gross profit represents revenue less cost of sales in a given period.

•

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

•	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

•	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended March 31,
	2021	2020
Contribution Loss (1)	(134)	(1,723)
Adjusted EBITDA (2)	(4,855)	(4,486)
Free Cash Flow (3)	(14,753)	(3,991)

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution Loss, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution Loss is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution Loss in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution Loss is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution Loss provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution Loss excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution Loss should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution Loss for each of the periods indicated

(RUB in millions)	For the three months ended March 31,
	2021	2020
Loss for the period	(6,734)	(5,690)
Income tax expense / (benefit)	56	(7)
Total non-operating (income) / expense	(666)	177
General and administrative expenses	1,776	773
Technology and content expenses	1,607	940
Sales and marketing expenses	3,827	2,084
Contribution Loss	(134)	(1,723)

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating (expense)/income, depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating expense/(income). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and non-operating expense/(income) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future,

•	and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

•

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

•	although other non-operating income/expenses are non-cash items, which once realized may impact the cashflows of the Group,

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

•

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following tables present a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended March 31,
	2021	2020
Loss for the period	(6,734)	(5,690)
Income tax expense / (benefit)	56	(7)
Total non-operating (income) / expense	(666)	177
Depreciation and amortization	1,739	957
Share-based compensation expense	750	77
Adjusted EBITDA	(4,855)	(4,486)

(3) To provide investors with additional information regarding our financial results, we have also disclosed here and elsewhere in this press-release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provides additional perspective on the impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash used in operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following tables present a reconciliation of loss for the period to Free Cash Flow for each of the periods indicated:

(RUB in millions)	Three months ended March 31,
	2021	2020
Net cash used in operating activities	(12,118)	(2,410)
Purchase of property, plant and equipment	(1,914)	(1,099)
Purchase of intangible assets	(41)	(10)
Payment of principal portion of lease liabilities	(680)	(472)
Free Cash Flow	(14,753)	(3,991)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery. For more information, please visit https://corp.ozon.com/

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru